Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, P.R. China 100027 www.fushicopperweld.com

March 24, 2011
Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2009 filed March 16, 2010
Form 10-Q for the quarter ended June 30, 2010
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on February 24, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2009

General

1.
We note in several of your responses it appears as though you have indicated you will comply in “future Form 10-K filings” only, as in comments 1, 2, 3 and 5. However, we believe that compliance is warranted in all future filings as applicable, not only in your annual reports. Please confirm our understanding that you will so comply as applicable in future filings.

Company response:  With respect to the responses in which the Company indicated in its letter dated February 18, 2011 that it will comply in “future Form 10-K filings,” the Company hereby confirms that it will comply as applicable in all future filings.

2.
We have read your response to comment 6 in our letter dated January 6, 2011 and reviewed the draft Form 10-K/A. Based on the items you propose to include in your Form 10-K/A, we note that the Section 302 certifications should not include paragraphs 4 and 5. Refer to Question 161.01 of the Exchange Act Rules C&DI available at www.sec.gov.

Company response:  In addition to amendments set forth in the draft Form 10-K/A provided previously to the Staff, the Company will be amending its Form 10-K for the year ended December 31, 2009 to restate its financial statements as a result of an unintentional misapplication of GAAP with respect to its cross-currency interest swap.  As such, the Form 10-K/A will contain disclosure pursuant to Item 307 or 308 of Regulation S-K.  Therefore, the Company will include paragraphs 4 and 5 in the Section 302 certifications included in the Form 10-K/A.

Form 10-Q for the period ended June 30, 2010

Note 19—Business combination, page 24

3.
We have read your response to comment 7 in our letter dated January 6, 2011. You have told us that as part of your year-end closing process, you identified certain errors in the original purchase price allocation with respect to the fair value of certain property, plant and equipment. As such, please tell us what consideration you gave to filing an Item 4.02(a) Form 8-K as it relates to your interim financial statements as presented in your March 31, 2010, June 30, 2010 and September 30, 2010 Forms 10-Q. In this regard, please refer to General Instruction B.1 of Form 8-K.

Company response:  The Company respectfully advises the Staff that we have fully considered the requirements for filing an Item 4.02(a) Form 8-K as it relates to our interim financial statements for the quarter ended March 31, 2010, June 30, 2010 and September 30, 2010 Forms 10-Q.  As addressed in our response to the Staff dated February 18, 2011, during our year-end closing process, we identified certain errors in the original purchase price allocation with respect to the fair value of certain property, plant and equipment we acquired in the Hongtai and Jinchuan acquisitions.  As a result, we engaged another independent valuation firm to help us determine the fair values of property, plant and equipment and land use rights acquired in the Hongtai and Jinchuan acquisitions.  Management held preliminary discussions with the Audit Committee; however, prior to receiving the final appraisal report from the independent valuation firm and evaluating the effect together with our Audit Committee, we were unable to determine conclusively whether or not our interim financial statements should not longer be relied upon.  We received the final appraisal report on March 20, 2011 pursuant to which the goodwill was approximately $0.6 million and $1.1 million related to Jinchuan acquisition and Hongtai acquisition, respectively. We have also discussed the findings we had with our predecessor independent auditor, Frazer Frost, LLP, as well as our current independent auditor, KPMG, during the period.

At its March 24, 2011 meeting, the Audit Committee discussed the final appraisal report, among other matters, and concluded that the previously issued interim financial statements for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 should no longer be relied upon.  Furthermore, as discussed in comment 2 above, the Audit Committee also determined that the Company will further amend its Form 10-K for the year ended December 31, 2009.  We intend to file the above mentioned restatements as quickly as possible following a review by our predecessor and current independent auditors and an Item 4.02(a) Form 8-K within four business days of March 24, 2011.

*           *           *

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Craig Studwell Craig Studwell Chief Financial Officer